METASTAT, INC.
4 Autumnwood Court
The Woodlands, Texas 77380
(281) 363-0003

VIA FEDEX AND EDGAR

July 13, 2012

Amanda Ravitz Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3030

Re:	MetaStat, Inc. (f/k/a Photovoltaic Solar Cells, Inc.) Amendment No. 1 to Form 8-K Filed May 25, 2012 File No. 0-52735

Dear Ms. Ravitz:

On behalf of our client, MetaStat, Inc., a Nevada corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated June 15, 2012 (the “Staff’s Letter”) regarding the Company’s Current Report on Form 8-K, as amended (the “Form 8-K”). Contemporaneously with this submission, we have filed an amended Form 8-K for the Company (the “Amended Form 8-K”) reflecting the responses of the Company below.

To facilitate the review by the Commission’s staff (the “Staff”) of the Amended Form 8-K, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter.  The numbered paragraphs set forth below responds to the Staff’s comments and corresponds to the numbered paragraph in the Staff’s Letter.  Page numbers refer to the marked copy of the Amended Form 8-K.  We have also submitted three clean and marked copies of the Amended Form 8-K to the Staff.

The Company’s responses to the Staff’s comment set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Description of Business, page 3

1.	We note the materials that you provided in response to prior comment 2. Please submit as correspondence on EDGAR the materials that you provided.

RESPONSE:  We have submitted as correspondence on EDGAR the materials that we previously provided to the Staff in accordance with prior comment 2.

2.
We note your response to the first two sentences of prior comment 3. However, we are unable to confirm that the materials you provided support certain third-party and statistical data included in the filing, such as the data in the fourth paragraph on page 4 and in the fourth paragraph on page 7 of your filing. Please supply us with material that support all statistical claims and submit as correspondence on EDGAR copies of such materials.

COMPANY RESPONSE: We have supplied the Staff  with materials that support all statistical claims and submitted as correspondence on EDGAR copies of such materials in accordance with the Staff’s comment.

3.
We note your response to the last sentence of prior comment 3. However, it is unclear why you believe that you have disclosed the source for the industry data mentioned in the second bullet point on page 6. Please advise or revise.

COMPANY RESPONSE: We have revised the disclosure in the Amended Form 8-K in accordance with the Staff’s comment.

Our Solution, page 5

4.
Revise here and under “Clinical Development” on page 6 to provide more detail about the trials that indicates, in lay terms, how the studies support your conclusions about your test. Also, please indicate whether the published data were peer reviewed. Please also revise to clarify whose analyses are referenced.

COMPANY RESPONSE: We respectfully believe that the existing disclosure provides the relevant details relating to how the trials support our conclusions about our test.  In addition, we have revised the disclosure in the Amended Form 8-K to indicate whether the published data were peer reviewed.

5.
Refer to the first paragraph on page 6. Since the estimated price for your kit is only based upon your costs plus a desired margin, please clearly disclose that this is the price you hope to charge based upon your internal costs, but that it is not based upon any indicia of what the market will be willing to pay for the product.

COMPANY RESPONSE: We have revised the disclosure in the Amended Form 8-K in accordance with the Staff’s comment.

Clinical Development and Validation of the MetaSite Breast Test, page 7

6.	We note your response to prior comment 7. Please expand the disclosure in the second paragraph of this section to disclose the amounts that you have paid as of the most recent practicable date.

COMPANY RESPONSE: We have revised the disclosure in the Amended Form 8-K in accordance with the Staff’s comment.

Patents and Intellectual Property, page 16

7.
Please expand the discussion on pages 16 and 17 about the license agreements to disclose the amount of the license signings and license maintenance fees mentioned in section 6.03 of exhibit 10.3 and section 6.02 of exhibits 10.11 and 10.12.

COMPANY RESPONSE:  We have expanded the disclosure in the Amended Form 8-K relating to the license agreements to disclose the amount of the license signings and license maintenance fees mentioned in section 6.03 of exhibit 10.3 and section 6.02 of exhibits 10.11 and 10.12.

Item 3.02. Unregistered Sales of Equity Securities, page 45

8.
Please further revise to indicate the facts upon which you relied in claiming the exemption from registration in each case, such as the nature and sophistication of the purchasers and any solicitation undertaken.

COMPANY RESPONSE: We have revised the disclosure to indicate the facts upon which we relied in claiming the exemption from registration in each case.

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointments of  Principal Officers, page 45

9.
We note your response to prior comment 16. However, your document continues to include marketing language on page 46 regarding Mr. Siegel. Please revise the description of the business experience of Mr. Siegel to avoid marketing language.

COMPANY RESPONSE: We have revised the description of the business experience of Mr. Siegel in the Amended Form 8-K to avoid any marketing language.

Item 9.01 Financial Statements and Exhibits, page 50

(b) Pro Forma Financial Information, page 50

10.
We note your response to prior comment 21. Similar to your response, please revise your disclosures to clearly indicate that common stock sales reflected in your pro forma financial information were required as part of the reverse merger agreement.

COMPANY RESPONSE:  We have revised our disclosure to clearly indicate that common stock sales reflected in our pro forma financial information were required as part of the reverse merger.

11.
We note your response to prior comment 22. Given that this transaction is accounted for as a recapitalization, it appears as though your pro forma earnings per share calculations would be significantly affected. Therefore it is unclear as to why you believe that pro forma statements of operations would not provide any useful information to investors. Please advise or revise.

COMPANY RESPONSE:  We have included in the Amended Form 8-K pro forma statements of operations.

Exhibits, page 51

12.
We note your response to prior comment 23. However, several schedules, such as schedules 3.1(a) and schedule 3.1(g) are still missing from the agreement filed as exhibit 10.1 to your amended Form 8-K. Please file the complete exhibit.

COMPANY RESPONSE: All of the Schedules to Exhibit 10.1, including Schedules 3.1(a) and 3.1(g), were included with Amendment No. 1 to the Form 8-K filed on May 25, 2012.

***

We hereby acknowledge that:

       • the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

       • Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

       • the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Thank you very much for your time and attention in connection with this filing.  Should you have any questions concerning any of the foregoing, please contact David Levine, Esq., of Loeb & Loeb LLP, counsel to the Company, by telephone at (212) 407-4923.

Sincerely,

/s/ Warren C. Lau
Warren C. Lau, Chief Executive Officer

REVIEWS

Metastasis: a question of life or death

Patrick Mehlen and Alain Puisieux*[‡]

Abstract | The metastatic process is highly inefficient — very few of the many cells that migrate from the primary tumour successfully colonize distant sites. One proposed mechanism to explain this inefficiency is provided by the cancer stem cell model, which hypothesizes that micrometastases can only be established by tumour stem cells, which are few in number. However, recent *in vitro* and *in vivo* observations indicate that apoptosis is an important process regulating metastasis. Here we stress that the inhibition of cell death, apart from its extensively described function in primary tumour development, is a crucial characteristic of metastatic cancer cells.

Metastasis is an exceedingly complex process, which occurs through a series of sequential steps that include the invasion of adjacent tissues, intravasation, transport through the circulatory system, arrest at a secondary site, extravasation and growth in a secondary organ. Metastases are the cause of 90% of human cancer deaths[1]. Despite its clinical importance, little is known about the genetic and biochemical determinants of metastasis. The recent review by Weigelt and colleagues in *Nature Reviews Cancer* discussed the many models of the metastatic cascade, and challenged the traditional view that the metastatic capacity of cancer cells is a late-acquired phenotype[1]. In this review, we propose to specifically address the role of apoptosis as a safeguard system that prevents the dissemination of malignant cells.

Is loss of apoptosis essential for metastasis?

Apoptosis, the most common form of programmed cell death in vertebrates, has been extensively studied over the past 20 years and the currently accepted scheme (FIG. 1a) states that cell death by apoptosis is usually committed by the activation of a specific family of cysteine proteases called caspases[2]. The caspase family can be divided into upstream caspases, also called initiator caspases, and downstream caspases, also known as effector caspases. Effector caspases are cleaved and activated by initiator caspases and, once active, are a self-destruction signal to the cell. So, activation of the initiator caspases is thought to be a key step for death engagement. Two main pathways have been described so far: the extrinsic pathway, also called the death receptor pathway, and the intrinsic pathway, or mitochondrial-mediated pathway[3]. In the extrinsic pathway, binding of ligand to the CD95 receptor (also known as FAS) or members of the tumour-necrosis factor (TNF) receptor superfamily recruits, through their intracellular domains, a death-inducing signalling complex (DISC), which includes and activates the initiator caspase caspase-8. Caspase-8 cleaves downstream effector caspases and this triggers the death of the cell. Although in some circumstances this pathway can function independently of the intrinsic pathway, there is crosstalk between the extrinsic and intrinsic pathways.

The intrinsic pathway integrates many death stimuli, including genotoxic stress, and is associated with the release of many proteins from the mitochondria, in particular cytochrome *c*. Once released, cytochrome *c* stimulates the formation of another caspase-activating complex, called the apoptosome, which includes, and activates, the initiator caspase caspase-9. The B-cell CLL/lymphoma 2 (BCL2) family members include anti-apoptotic proteins such as BCL2 and BCL-X_L, and pro-apoptotic proteins such as BCL2-associated X protein (BAX) and the BH3-only proteins. All of these are crucial for the regulation of the mitochondria-dependent pathway as they control the release of cytochrome *c*. Genotoxic stress, for example, results in activation of the tumour suppressor p53, which can stimulate the transcription of specific members of the BCL2 family, such as BAX and the BH3-only proteins BAD (BCL2-antagonist of cell death), Noxa (encoded by *PMAIP1*) and Puma (encoded by *BBC3*), or activate caspase-2 through p53-induced protein with a death domain (PIDD), and this results in the release of cytochrome *c*.

In certain conditions the activation of caspase-8 through the extrinsic pathway is not sufficient to trigger efficient activation of effector caspases, but a small amount of active caspase-8 is able to cleave the BH3-only protein BID (BH3 interacting domain death agonist), which activates the mitochondria-dependent pathway. Many proteins, such as the inhibitor of apoptosis

*Apoptosis, Cancer and Development Laboratory-Equipe labellisée 'La Ligue', CNRS FRE2870, Centre Léon Bérard, Université Claude Bernard Lyon 1, 69008 Lyon, France.
[‡]INSERM U590, Centre Léon Bérard, Université Claude Bernard Lyon 1, 69008 Lyon, France.
Correspondence to P.M. e-mail: mehlen@lyon.fnclcc.fr
doi:10.1038/nrc1886

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At a glance

- Metastasis occurs through a series of sequential steps in which tumour cells first migrate from the primary tumour, penetrate blood vessels and then colonize distant sites. It is a highly inefficient process. Indeed, very few of the tumour cells that gain access to the vasculature give rise to metastastic foci in a secondary organ.
- Recent data indicate that the mechanisms controlling metastasis can be regulated independently from primary tumour development.
- *In vitro* and *in vivo*, the metastatic potential of tumours is associated with an increased resistance to apoptosis. Furthermore, the experimental modulation of apoptotic or anti-apoptotic factors influences metastatic efficiency.
- Anoikis and amorphosis are important barriers to metastasis. Anoikis is cell death induced by the disruption of cell attachment and cell–matrix interactions, whereas amorphosis is cell death stimulated by the loss of cytoskeletal architecture.
- Early survival of tumour cells after attachment to the secondary site and the development of micrometastases are crucial steps of the metastatic process.
- Metastasis is the most common cause of cancer death. Most patients with metastatic disease respond transiently to conventional treatments. Further elucidation of the relationship between resistance to apoptosis of metastatic cancer cells and their chemoresistance should provide important clues to improve systemic therapies.

proteins (IAPs), which inhibit caspases[4], regulate the apoptotic pathway at various steps, making apoptosis a very complex, but also a very robust system for cell elimination.

Over the past decade it has become very common to think of cell death and particularly its most classic manifestation, apoptosis, as an important mechanism that negatively regulates cancer development. Similarly, many reports have shown that resistance to apoptosis is one of the required selective advantages that a cell has to acquire to form a tumour[5]. The classic view is that the induction of apoptosis is important because it limits the time available for the accumulation of tumorigenic alterations, and because it balances the pro-oncogenic potential of many proto-oncogenes like *MYC*[6,7]. However, based on this assumption, the acquisition of resistance to apoptosis is often thought to be important for the development of a primary tumour and much less important for later stages of tumour growth, such as metastasis. Apoptosis resistance is usually acquired early during tumour development, therefore, it seems logical that selection for cells that are even more resistant to apoptosis will not necessarily be that strong. However, two observations indicate that the inhibition of apoptosis is intrinsically associated with metastasis. First, in experimental settings, only ~0.01% of metastatic clonal cancer cells injected into the circulation are able to generate metastatic foci[8–10]. Second, data from classic cancer genetics, or from microarray screens using human metastatic tumours, indicate that tumour progression correlates with the loss of function of pro-apoptotic genes such as *BAX*, *TP53* and death-associated protein kinase (*DAPK*), or the gain of function of anti-apoptotic genes, including *BCL2*, nuclear factor κB (NFκB) or survivin[11,12].

Nevertheless, although this latter observation potentially provides further prognostic and diagnostic markers of metastasis, it fails to show the direct involvement of apoptosis-related genes in metastasis. A number of recent experimental observations have provided further support for the hypothesis that the induction of apoptosis is a safeguard system to avoid metastasis. First, when comparing various human or murine cancer cell lines, an inverse correlation is observed between apoptotic propensity and the metastatic potential of the cells when injected into nude mice[13]. Moreover, the experimental modulation of key anti-apoptotic or pro-apoptotic factors influences overall metastatic efficiency. For example, breast cancer cells that overexpress exogenous BCL2 induce a significantly increased number of lung metastases when injected either intravenously or intramuscularly into nude mice[14]. In line with this observation, endogenous BCL2 overexpression correlates with the progression of human and murine cancer cells to a metastatic phenotype[15,16]. The inactivation of pro-apoptotic genes also favours metastasis. For example, the CD95 receptor and its ligand, CD95L, are frequently lost owing to epigenetic changes or gene mutation during human tumour progression, and, experimentally, highly tumorigenic CD95-sensitive murine melanoma cells produce lung metastases in CD95L-knockout animals, although they are unable to form metastases in wild-type mice[17]. Another example is provided by loss of p53 function, which is associated with metastases both clinically and experimentally[18–20]. Using a mouse model of virus-inducible hepatocarcinoma, Lewis and colleagues recently showed that the absence of functional p53 induces metastasis to the lung without increasing the incidence of the primary tumour[20]. Concordantly, transgenic mice containing the newly identified human cervical cancer oncogene *HCCR-2*, which encodes a negative modulator of p53, develop breast cancers and metastases[21]. Along the same line, the forced expression of DAPK, a positive mediator of apoptosis that is frequently downregulated in invasive human carcinomas[22], suppresses the metastatic behaviour of cancer cells[11]. Finally, the forced expression of periostin, a protein that is overexpressed in more than 80% of human colon cancers and that is most highly expressed in metastatic tumours, promotes metastatic cell growth in the liver, through the enhancement of cellular survival by the modulation of the $\alpha_v\beta_3$-integrin–AKT pathway[23].

Apoptosis as a multistep barrier to metastasis

All the reports discussed above, and many more, present compelling data showing that crucial apoptotic modulators are deregulated in metastatic cancer cells and support the hypothesis that suppression of apoptosis has a crucial role during the metastatic process. As previously mentioned, the formation of a metastasis is the final result of a succession of multiple and complex steps leading to the outgrowth of malignant cells in a new organ environment. During the entire process, cancer cells have to overcome many types of stresses, such as haemodynamic shearing, loss of adhesion, nutrient depletion or hypoxia, all of which could induce cell death. However, overall, the use of experimental models has led to the theory that apoptosis is a determinant factor modulating metastasis efficiency at three crucial steps in the metastasis pathway (FIG. 1b).

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A
CD95L
TRAIL
TNF
Death receptor
DISC
Procaspase-8
BAD
Noxa
PUMA
t-BID
Caspase-8
Procaspase-9
Cytochrome c
Effector
procaspases-3, -6, -7
Caspase-9
BCL2
BCL-X
IAPs
Effector
caspases-3, -6, -7
BAX
BAX
BAX
BAK
BAK
BAK
DNA damage
p53
B
ECM
a
b
NK
c

Figure 1 | **Apoptosis as a safeguard system preventing metastasis at three crucial steps. A** | The two main death pathways. CD95 or tumour-necrosis factor (TNF) family member binding to a death receptor engages the death-inducing signalling complex (DISC) and activates caspase-8. By contrast, in response to various stimuli that include genotoxic stress and consequent p53 activation or caspase-8-mediated BID activation, BCL2 family members dictate cytochrome c release and subsequent apoptosome formation and caspase-9 activation. Once caspase-8 or caspase-9 are activated, downstream caspases can be cleaved leading to the dismantling of the cell. **B** | The figure depicts the ways by which cell death can prevent metastasis. Cell death, by anoikis and amorphosis, occurs after the detachment of primary tumour cells from the extracellular matrix and the neighbouring cells (a); the death of solitary cells occurs in the circulation through tumour immune surveillance or destruction by mechanical stresses (b); cell death occurs after extravasation during the phase of micrometastases formation in a secondary organ (c). ECM, extracellular matrix; IAP, inhibitor of apoptosis protein; NK, natural killer cell; TRAIL, TNF-related apoptosis inducing ligand.

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HGF
ECM
MET
α
β
FAK
Y
Actin
MAPK
AKT
BCL-X$_L$
Mitochondria-mediated death signalling
XIAP
Caspase
Anoikis
Amorphosis
HGF
ECM
MET
α
β
FAK
Disrupted actin
Mitochondria-mediated death signalling
Caspase

Figure 2 | **Resistance to anoikis and amorphosis is a crucial event during metastatic spread.** In the primary tumour, integrin-mediated attachment to the extracellular matrix (ECM) triggers local organization of the cytoskeleton and formation of focal-adhesion complexes. This leads to the activation of phosphorylation cascades that in part pass through focal-adhesion kinase (FAK), leading to cell survival by inducing the mitogen-activated protein kinase (MAPK) or phosphatidylinositol 3-kinase (PI3K)–AKT pathways. Other survival signals might be provided by tyrosine-kinase receptors such as MET or RON. After tumour cell detachment, disruption of the actin cytoskeleton results in the loss of survival signals and cell death by mitochondria-mediated apoptosis. HGF, hepatocyte growth factor; XIAP, X-linked mammalian inhibitor of apoptosis protein.

Apoptosis and initial steps of metastasis

In carcinomas, the initial steps of metastatic dissemination are thought to include the detachment of epithelial cells from the extracellular matrix (ECM) and disruption of the actin skeleton, leading to cell rounding[24]. Both of these events normally trigger apoptotic processes, which have been termed anoikis and amorphosis respectively[25,26]. Anoikis and amorphosis occur when normally adherent cells lose contact with the ECM. ECM-dependent inhibition of apoptosis is likely to be mediated by the integrin-activated signalling pathway, which modulates the activity of apoptosis-regulatory genes such as members of the BCL2 family or the caspases (FIG. 2). After detachment, pro-apoptotic BCL2 family members, such as BIM (BCL2-interacting mediator of cell death) and BMF (BCL2-modifying factor), are released from the cytoskeleton and trigger the mitochondrial-mediated apoptotic pathway[27,28].

The ability to survive in the absence of normal matrix components represents a crucial property of metastatic cells, as tumour cells that intravasate into the circulation and extravasate into secondary tissue sites are either deprived of matrix or exposed to foreign matrix components. In support of this assumption, *in vitro* selection for anoikis-resistant cells increases the *in vivo* metastatic capacity of melanoma cells in mouse-model systems[29]. Moreover, proteins involved in integrin-mediated signalling, like focal-adhesion kinase (FAK), are involved in metastasis. FAK associates with the intracellular tails of integrins, and interacts with various cytoskeletal proteins. The experimental activation of FAK is sufficient for epithelial cell survival in the absence of contact with the ECM. Interestingly, FAK has been shown to be overexpressed in metastatic human breast and colon cancers[30]. Moreover, tumour-specific experimental deletion of FAK in mice is associated with the induction of cell death and the inhibition of tumour progression[31]. FAK is thought to be a crucial activator of the tyrosine-kinase pathway for non-tyrosine kinase receptors and, in particular, the integrins. Interestingly, other tyrosine-kinase receptors have an important function in metastasis, and at least part of this seems to be attributable to the regulation of anoikis. Examples include MET, hepatocyte growth-factor receptor and RON (recepteur d'origine nantais)[32–34]. The function of these tyrosine-kinase receptors in anoikis control seems to be related to the activation of survival-signal pathways, such as extracellular signal-regulated kinase (ERK) or AKT activation[34,35] (FIG. 2).

Several known apoptotic and anti-apoptotic proteins have been shown to influence both anoikis/amorphosis and metastasis. For example, the overexpression of BCL2 increases the metastatic capacity of mammary epithelial cells by inhibiting anoikis and amorphosis, without affecting primary tumour growth, cell motility or invasiveness[26,36]. Moreover, while performing a genetic screen for suppressors of cytoskeleton-dependent cell death in amorphosis-resistant tumour cells, Martin and collaborators identified BCL-X$_L$ as the main suppressor[37]. Interestingly, overexpression of BCL-X$_L$ correlates with increased nodal involvement and a more aggressive tumour in patients with breast cancer[38]. Furthermore, similar to BCL2, BCL-X$_L$ increases the formation of distant metastasis[39] without affecting primary-tumour formation[37]. Finally, it has been shown recently that overexpression of the inhibitor of apoptosis protein XIAP contributes to anoikis resistance in metastatic human prostate carcinoma cells[40].

However, despite a large amount of data supporting the importance of anoikis and amorphosis *in vitro* and the well described deregulation of anoikis/amorphosis-related genes in human metastasis, it is fair to say that it has been impossible to evaluate *per se* the importance of these processes in the early steps of metastasis, because of the absence of adequate mouse models. Indeed, to date, mice that have disrupted expression of genes involved in anoikis and/or amorphosis have not been shown to have an increased frequency of metastases development. One reason for this is that the proteins involved in these pathways are crucial for so many aspects of cell existence that such animals cannot be studied for tumour development. The *Fak*-knockout mouse, for example, is embryonic lethal[41]. Another reason is the absence of metastases in a large number, if not in all, of the mouse models that recapitulate human tumorigenesis. Consequently, most of the work reported

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Perforin
NKG2D
NKG2D ligand
CD95L
TRAIL
CD95
TRAIL-R
DISC
DISC

Figure 3 | **Tumour immune surveillance.** Natural killer (NK) cells induce apoptosis of tumour cells by at least two mechanisms. First, if a NKG2D ligand is detected at the surface of the tumour cell, the NK cells engage the perforin system. Second, in the absence of NKG2D ligand recognition, NK cells might produce either tumour-necrosis factor (TNF)-related apoptosis-inducing ligand (TRAIL) or CD95L, and consequently might trigger tumour-cell death through death-receptor-induced apoptosis. DISC, death-inducing signalling complex; TRAIL-R, TRAIL receptor.

so far is based on human or murine tumour cell lines that were either tail-injected or, at best, injected at the primary site of tumorigenesis. In all cases, these systems are useful to dissect the events occurring after invasion or intravasation, but fail to recapitulate the early steps of metastasis in which anoikis is thought to occur.

Intravasation, circulation and extravasation

To enter the bloodstream a tumour cell has to negotiate and survive the process of intravasation. A fluorescence-based *in vivo* study using orthotopically injected metastatic versus non-metastatic tumour cells showed that a large number of the non-metastatic cells fragment when interacting with blood vessels, whereas the metastatic cells display increased survival during this process[42], indicating that the entry of cancer cells into the vasculature constitutes an important barrier to metastasis. Furthermore, to form metastases, circulating cancer cells have to pass through several stressful and highly selective steps, including survival in the bloodstream, arrest in the capillary bed and resumption of proliferation in distant organs. What happens to the vast majority of the tumour cells that fail to form metastases is still matter of debate. Initial evidence, based on radiolabelled cancer lines injected into the circulation, indicated that most cells died either in the blood vessels or rapidly after extravasation[8,43]. Although the extent of such cell death might be significantly influenced by the experimental model[44,45], more recent reports, based on the injection of fluorescent-labelled cancer cell lines and intravital videomicroscopy in mice, support the hypothesis that solitary cancer cells in the circulation, or soon after extravasation, are sensitive to apoptosis. In line with this assumption, apoptosis resistance owing to BCL2 overexpression is associated with a tenfold decrease in the number of apoptotic tumour cells at the secondary site 1 hour after intravenous injection[44], and with an increase in metastasis formation[34]. Most of the studies reported here are based on the injection of cells in rodents and these experiments use metastatic cancer cell lines that, by definition, have somehow already acquired apoptosis resistance to some extent. Therefore, the efficiency of metastasis inhibition by apoptosis induction in the early phases of entrance into the circulation and extravasation is probably an important regulatory mechanism that counteracts metastasis development. Cell death might occur as a result of two main effects: cell destruction by mechanical stress and cell death mediated by the immune system (FIG. 3).

Tumour immune surveillance represents an important field of investigation. Seminal works by Thomas and Burnet led to the overall idea that immunosurveillance is responsible for detecting and eliminating tumour cells. More specifically, immunosurveillance is often associated with advanced stages of tumorigenesis such as metastasis, as tumour cells invading the surrounding tissues and penetrating lymphatic and blood vessels should be recognized and eliminated by the immune system[46]. However, a large number of observations — for example, that tumour development in immunodeficient and immunocompetent mice has similar kinetics, and that there is no systematic correlation between immunodeficiency and human cancer development — have raised concerns about this view and have indicated that immune surveillance mainly protects individuals against pathogen-associated cancers[47]. Recent evidence has renewed interest in the links between the immune system and cancer[48], as exemplified by the development of interleukin-2 (IL-2) treatment in patients with metastatic melanoma and kidney cancer[49,50]. The mechanism of antitumour efficacy of IL-2 is closely related to its ability to expand and activate specific subsets of immune cells, such as T cells and natural killer (NK) cells. Other cytokines, such as IL-12 and IL-18, also seem to stimulate NK cells. The role of NK cells in suppressing tumour metastasis has been clearly demonstrated, as mice that are deficient for NK cells show a reduced tumour-cell death and an increased incidence of lung metastases[51]. Mechanisms of tumour-cell killing by NK cells seem to be mediated either by the perforin pathway or by TNF-related molecules such as TNF-related apoptosis-inducing ligand (TRAIL) or CD95L (FIG. 3). Tumour-cell killing through the perforin pathway is dependent on the recognition by NK cells of NKG2D ligands that are expressed on tumour cells[52]. Natural or induced expression of NKG2D ligands increases the sensitivity of tumour cells to NK cells and is usually associated with decreased metastasis propensity[52]. In the absence of NKG2D ligand recognition, the toxicity of NK cells occurs through the production of TRAIL or CD95L. Inhibition of TRAIL expression in NK cells, either by neutralizing

Natural killer cells
Large granular lymphocytes that do not bear a T-cell receptor, but can recognize and destroy certain tumour cells and virally infected cells in a manner that is independent of the major histocompatibility complex.

Perforin
A protein that can be released by immune cells and can form pores in the plasma membrane. These pores enable the entrance of serine proteases, such as granzyme B, which initiate caspase cleavage and activation.

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Unfavourable
Favourable
ECM
CD44-ECM interaction
Survival factors supply
ECM

Figure 4 | Role of the microenvironment in the development of micrometastases. The hyaluronan (HA) receptor CD44 is able to bind to several extracellular matrix (ECM) proteins, including hyaluronic acid, collagen, fibronectin and osteopontin, thereby facilitating the arrest and the growth of CD44-expressing tumour cells in a secondary site. Here, dormant micrometastases might arise owing to a balance between cell proliferation and cell death and lack of a blood supply. Angiogenesis is crucial for metastatic progression from micrometastases to macroscopic metastases. ECM, extracellular matrix.

antibodies or using mice that are deficient for TRAIL expression, is associated with an increased occurrence of tumour cell metastasis[53,54]. However, similar to the comment made earlier, although manipulating the immune system to induce tumour regression is of great interest from a therapeutic point of view, it is still difficult to comprehend the specific contribution of tumour-cell death induced by the immune system to the limitation of metastasis. Indeed, there is no evidence that human immunodeficiencies are associated with increased development of metastasis from solid tumours. Moreover, all the mouse models described above are based on intravenous injection of tumour-cell lines, which is far from recapitulating the real evolution of cancer, as no animal models that carry mutations in TRAIL, CD95L or IL-2, or that lack NK cells, develop spontaneous metastases.

Another mechanism that regulates metastatic cell survival is the response of tumour cells to mechanical stress. It is easy to imagine that for a single cell, the move from a stable three-dimensional cell–cell contact within the primary tumour to the circulatory system is associated with significant physical stress. Early work based on mathematical models and cellular flow through small pores demonstrated the occurrence of massive cell death and the requirement of a small cell diameter and high degree of elasticity to survive in the bloodstream[55]. Moreover, organs with extensive capillary networks, such as bone, lung or liver, are common metastatic targets, arguably on the basis that they constitute sites where mechanical restriction of cancer cells in small-bore vessels can cause tumour cell arrest. For example, in forming hepatic metastases, circulating cells that enter the hepatic microvasculature generally pass through the periportal zone and arrest in the hepatic sinusoids by mechanical restriction. Interestingly, this hepatic region is not associated with metastasis, probably because this mechanical restriction is associated with the production of free radicals and nitric oxide (NO). NO in particular is known to trigger apoptosis, and NO production can be activated by mechanical forces including shear stress, pulsatile and cyclic circumferential stretch and contraction of the endothelium[56]. It has also been shown that NO production is required for massive apoptosis in hepatic sinusoids of intravenously injected melanoma cells[57]. Similar conclusions were drawn on the requirement of free radicals for metastatic colorectal cancer cell death that occurred in the hepatic sinusoids[58]. Facing such a variety of stresses, pathways that improve the survival of the circulating tumour cells will be strongly selected for. For this reason, the search for marker genes that are overexpressed in a metastatic tumour frequently yields genes that code for heat-shock proteins (HSPs). HSP70, a protein expressed in response to diverse stimuli, is anti-apoptotic[59] and is a marker of metastasis[60].

Pulsatile and cyclic circumferential stretch
Vascular cells are normally exposed to oscillatory distending and shearing forces owing to the pulsatility of circulating blood. This pulsatility might have an important role in regulating vessel tone and remodelling. Both shear and large-amplitude cyclic stretch have been shown to individually stimulate nitric oxide synthase.

Another important stress sensor is the p53 tumour suppressor. Lowe and colleagues have recently demonstrated in mice that apoptosis is the only p53 effector programme that is selected against during tumour formation[61]. Notably, p53 inactivation, which is observed in most human cancers, accompanies *in vivo* resistance to apoptosis, and this inactivation has been shown to promote metastasis in several experimental systems[18]. Gudkov and colleagues showed that abrogation of p53-mediated apoptosis facilitates experimental metastasis by promoting the survival of tumour cells in the circulation[62]. Effectors — either transcriptional or non-transcriptional — of p53-induced apoptosis are multiple[63]. However, it is still unclear how p53 induces cell death in the blood stream. One possible route, described below, is through dependence receptors.

Survival at the secondary site

Quantitative studies on the efficiency of the metastatic process have shown that phases of formation and development of micrometastases in secondary organs are particularly vulnerable to apoptosis[45]. After intravenous injection of metastatic rat embryonic cells into immunodeficient mice, most tumour cells undergo apoptosis in the lungs within 24–48 hours. The experimental overexpression of BCL2 inhibits apoptosis in culture and confers resistance to apoptosis *in vivo* in the lungs, leading to an increase of macroscopic metastases[44]. One explanation for such massive cell death at this stage is the requirement for a relationship between tumour cells and a host tissue stroma favourable to tumour-cell survival and growth (FIG. 4). CD44, the principal cell-surface hyaluronan receptor, is commonly implicated in tumour cell adhesion[64] and has been shown to be crucial in determining cell survival during micrometastases formation. Indeed, disruption of the CD44–ECM interaction by expression of a soluble CD44 fragment in a mammary carcinoma cell line is associated with markedly increased apoptosis in the lungs 24–48 hours after intravenous injection, and this increased apoptosis blocks metastasis[65].

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a
Netrin-1
Netrin-1
ECM
DCC
UNC5H2
α
β
Caspase-9
Caspase-8
DAPK
Proliferation
Differentiation
Migration
Survival
b
Cell transformation
Migration away from ligand
Cell transformation
Migration away from ligand
Establishment of metastasis
Metastasis
Inhibition of dependence receptor-induced cell death

Figure 5 | **The dependence receptor model and metastasis. a** | The overall scheme for dependence receptor function. Dependence receptors transduce two opposing signalling pathways: in the presence of the ligand, like many other receptors, they transduce a positive signal of proliferation, differentiation, migration or survival. However, in the absence of ligand, they are not inactive, but instead induce apoptosis. In the case of DCC (deleted in colorectal cancer), the loss of netrin-1 binding is associated with caspase-9 recruitment, whereas unbound integrins bind caspase-8. In the case of UNC5 homologue (UNC5H), a caspase-activating complex has not been described yet, but a pro-apoptotic protein, death-associated protein kinase (DAPK) has been shown to be recruited to UNC5H2 and to mediate UNC5H2-induced cell death. **b** | Dependence receptors regulate metastasis. A normal cell expressing a dependence receptor should be located in a setting of ligand availability, otherwise the cell undergoes apoptosis. However, a tumour cell that has aquired metastatic propensity moves out from its original setting and crosses into an environment that lacks ligand expression, and consequently undergoes apoptosis. So, a selective advantage for a metastatic tumour cell is to lose dependence receptor signalling. ECM, extracellular matrix.

Another way to obtain a favourable microenvironment for tumour cells is through the induction of angiogenesis (FIG. 4). The absence of blood supply leads to the formation of 'dormant micrometastases', in which apoptosis and proliferation are balanced[66]. The experimental inhibition of angiogenesis is associated with decreased metastasis of intravenously injected tumour cells, because of increased apoptosis but not proliferation at the site of metastasis. Therefore, angiogenesis probably allows metastatic cells to exit this dormancy period by inhibiting apoptosis[67,68].

Several experimental studies have reported a link between the activation of the Ras oncoproteins and the metastatic ability of cancer cells[69]. As an example, inactivation of *HRAS* through antisense therapy triggers cell death and decreases metastasis[70]. Furthermore, by using detailed *in vivo* cell quantification, the group of Ann Chambers showed that *HRAS* expression in NIH3T3 cells was able to confer a significant survival advantage to small micrometastases, without affecting the early steps of the metastatic spread including cell survival in the circulation, extravasation and survival of individual extravasated cells[71]. Quantification of apoptosis and proliferation within metastases showed that this effect was caused by a shift in the balance between proliferation and apoptosis. Proliferation was therefore favoured during early micrometastasis development. Interestingly, although Ras is known to promote vascularization by the induction of vascular endothelial growth factor expression, this survival advantage was detectable at a stage before an apparent need for angiogenesis, which indicates that Ras activation might affect several steps of the metastatic process.

The dependence receptor concept and metastasis

Over the past few years, a new theory has emerged in the field of cell death, the dependence receptor concept. Even though this theory remains to be fully demonstrated *in vivo*[72], it proposes that some receptors show two completely opposing actions depending on the availability of their ligand (FIG. 5a). In the presence of their ligand they transduce a 'positive' signal for differentiation, migration or survival. However, in the absence of their ligand, these receptors are not inactive but, rather, induce a 'negative' signal, apoptosis. These receptors were dubbed dependence receptors as it is expected that the expression of such a receptor within a cell renders this cell dependent on the availability of the ligand for its survival in the cellular environment[73–75]. How the loss of receptor binding allows a switch from a positive signal to a death signal is incompletely understood. In some cases this switch seems to be mediated through receptor monomerization[76], cleavage of the intracellular domain of the receptor[75] or recruitment of specific adaptors that might allow for the formation of caspase-activating complexes[77,78] (FIG. 5a). A dozen of these receptors have been described so far and, interestingly, most of them seem to act as tumour suppressors. The overall hypothesis is that the expression of such a receptor by a cell represents a protective mechanism that limits tumour development by inducing the apoptosis of tumour cells that grow or migrate beyond the regions of ligand availability. Even if not fully proven yet, the mechanism would represent a way to avoid metastasis development. Indeed, a tumour cell that acquires a metastatic phenotype would move away from its original setting, and would consequently lose the interaction between its dependence receptors and its ligand, thereby leading to cell death (FIG. 5b). So, for a tumour cell to become metastatic it would have to lose

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the expression of its dependence receptor or block the death signal induced by this receptor.

The prototype dependence receptors are the netrin-1 receptors deleted in colorectal cancer (DCC) and UNC5 homologue (UNC5H)[79]. Over a decade ago *DCC* was proposed to be a tumour-suppressor gene because of its loss in most colorectal cancers, as well as in many other cancers. *DCC* loss is frequently associated with the late stages of colorectal tumorigenesis, as is best exemplified by the quasi-systematic loss of *DCC* in hepatic metastases arising from colorectal primaries[80,81]. Similarly, the expression of UNC5H receptors (UNC5H1, UNC5H2 and UNC5H3) seems to be downregulated in more than 90% of colorectal cancers[82] and UNC5H3 loss is associated with metastasis (P.M., unpublished observations). Both receptors were shown to trigger cell death *in vitro*, unless netrin-1 was present[83,84]. Their causative role in colorectal tumorigenesis was recently demonstrated — the inhibition of DCC/UNC5H-induced cell death by the overexpression of netrin-1 in the mouse gut was shown to be associated with intestinal tumour progression[85]. Interestingly, netrin-1 is expressed in common primary sites of tumorigenesis, such as colorectal crypts and breast tissue, but it is not detected in the blood. However, it is commonly detected at sites of metastasis, such as liver, bone and lung. One hypothesis might be that the netrin-1–dependence receptor pairs regulate metastasis by inducing cell death after tumour-cell intravasation. In this respect, it was recently shown that a downstream effector of UNC5H2-induced cell death is DAPK [86]. As described above, DAPK is a marker of metastasis and has been shown to be involved *in vivo* in metastasis regulation[11]. Interestingly, the antimetastatic effect of DAPK seems to occur mainly by preventing cell death within the circulation[11]. It is also intriguing to correlate the role of p53 in metastasis regulation and the fact that UNC5H2 is a direct transcriptional target of p53 that mediates p53-induced cell death[87]. Although it is, at this stage, fair to say that the implication of netrin-1 and its dependence receptors in the control of metastasis remains to be shown, recent data have strengthened the hypothesis that dependence receptors function as inhibitors of metastasis. Stupack, Cheresh and colleagues have proposed that besides their known role in anoikis, some integrins, particularly $\alpha_3\beta_1$-integrin, $\alpha_5\beta_1$-integrin and $\alpha_v\beta_3$-integrin function as dependence receptors[78,88]. The authors named this process integrin-mediated death (IMD) and defined parts of the molecular mechanism as they showed that these integrins can recruit caspase-8, which results in caspase-8 activation. Interestingly, integrins as dependence receptors seem to have a crucial role in neuroblastoma metastasis[89]. Caspase-8 is often deleted or suppressed in disseminated neuroblastoma, and Cheresh and colleagues showed that the presence of caspase-8 was required to limit invasion of metastatic human neuroblastoma cells by inducing IMD both in chick and mouse models. Similarly, they have shown that the inhibition of the $\alpha_3\beta_1$-integrin dependence receptor confers a selective advantage for metastasis development similar to the inactivation of caspase-8, so demonstrating that dependence receptors are suppressors of metastasis[89].

Apoptosis and metastasis: new hints

This review supports the view that apoptosis is a central mechanism for metastasis regulation. Interestingly, many proteins involved in the metastatic process also have a role in the regulation of cell death. Metalloproteinases (MMPs) like MMP15, MMP2 and MMP3 for example, have been shown to have a key role in metastasis through their involvement in the invasion process and angiogenesis[90]. However, recent evidence indicates that MMPs are also involved in apoptosis regulation[90,91]. Specifically, MMPs could interfere with death-receptor-induced cell death by cleaving these receptors off the cell surface[92] and could therefore regulate tumour immune surveillance. An alternative link between apoptosis, metastasis and MMPs might also be evident in the known role of MMPs in invasion. The recent observation that caspase-8 loss, which results in IMD inhibition, is not a prerequisite for anoikis resistance but instead facilitates survival during the invasion process[89] indicates the existence of an unknown cell-death process during tumour-cell invasion. Whether MMPs are involved in this process remains to be shown.

MMPs are transcriptional targets of NFκB, a transcription factor often associated with cell survival. Interestingly NFκB was recently associated with another process crucial for metastasis of malignant epithelial cells, the epithelial to mesenchymal transition (EMT)[93]. NFκB activity is required for EMT, and the absence of NFκB is associated with the inhibition of metastasis in mice and with increased apoptosis. Even though the role of NFκB in EMT is not restricted to apoptosis inhibition — the absence of EMT induced by the inhibition of NFκB is not restored by caspase inhibitor addition — this observation indicates an intriguing relationship between EMT and apoptosis. Similarly, Twist-1, a transcription factor involved in developmental morphogenesis[94], was recently shown to be involved in breast cancer metastasis through the regulation of EMT[95]. Moreover, Twist-1 has been shown to function as an oncogene in many human cancer types, including a variety of carcinomas, but also advanced neuroblastomas, melanomas and sarcomas[96,97]. Evidence accumulated from *in vitro* and *in vivo* experimentation has shown that Twist-1 is an important negative regulator of apoptosis during both embryogenesis and tumour progression[94,97,98]. Twist-1 could therefore represent an interesting link between cell survival, differentiation and metastasis.

Future studies

Although the precise mechanisms are still unknown, emerging data show that resistance to apoptosis is an important aspect of both tumorigenesis and metastatic progression. However, a large limitation not only for the comprehension of the link between apoptosis and metastasis, but more generally for the understanding of the biology of the metastatic process itself, is the paucity of adequate models. As previously mentioned, intravenous injection of metastatic tumour cells in mice and xenograft models led to a better understanding of specific steps of metastasis, but these studies failed to adequately recapitulate the complexity of the

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entire process. Although a few transgenic mice have been engineered to better mimic the important steps of tumour development[99,100], the use of current knowledge concerning crucial molecular events involved in human cancer progression is now required to develop new animal models recapitulating the metastatic profiles of human cancers.

The link between metastasis and resistance to apoptosis might have significant clinical implications. First, the intrinsic survival capabilities of cancer cells probably determine the organ-specific lodging of metastases. Indeed, one of the driving forces of metastasis might be the selection, or the evolution, of cells with the best conditions for survival in each microenvironment[101]. Second, as most conventional chemotherapeutic drugs function by inducing apoptosis of cancer cells, metastatic cancer cells could be expected to display increased chemoresistance. In line with this assumption, recurrent metastatic disease is generally less responsive to chemotherapeutic regimens when compared with the response rate obtained for the initial tumour, or before invasive growth. Conversely, the relationship between metastasis and chemoresistance might also indicate that acquired resistance to apoptosis in response to chemotherapy could favour the metastatic process. Even though this latter hypothesis is not yet supported, it clearly indicates a need to identify more of the molecular factors involved in the survival of metastatic cancers cells, in order to design molecularly targeted antimetastatic treatments. We are just beginning to see the fruits of years of research on cell death, with the development of efficacious new molecules that target the apoptotic pathway[102]. These molecules that include monoclonal antibodies against TRAIL, antisense oligonucleotides against *BCL2*, small molecules that inhibit BCL2 family members or that function in competition with IAPs are expected to exert their effects on primary tumours. One can reasonably hope that some of these drugs will suppress the dissemination and growth of cancer cells in secondary sites, thereby preventing metastasis formation.

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84. Llambi, F., Causeret, F., Bloch-Gallego, E. & Mehlen, P. Netrin-1 acts as a survival factor via its receptors UNC5H and DCC. *EMBO J.* **20**, 2715–2722 (2001).
85. Mazelin, L. *et al.* Netrin-1 controls colorectal tumorigenesis by regulating apoptosis. *Nature* **431**, 80–84 (2004).

This paper suggests for the first time, using a mouse model, that dependence receptors might regulate tumorigenesis.

86. Llambi, F. *et al.* The dependence receptor UNC5H2 mediates apoptosis through DAP-kinase. *EMBO J.* **24**, 1192–1201 (2005).
87. Tanikawa, C., Matsuda, K., Fukuda, S., Nakamura, Y. & Arakawa, H. p53RDL1 regulates p53-dependent apoptosis. *Nature Cell Biol.* **5**, 216–223 (2003).
88. Stupack, D. G. Integrins as a distinct subtype of dependence receptors. *Cell Death Differ.* **12**, 1021–1030 (2005).
89. Stupack, D. G. *et al.* Potentiation of neuroblastoma metastasis by loss of caspase 8. *Nature* **439** 95–99 (2006).

This paper represents the first demonstration of a role for dependence receptors in metastasis regulation.

90. Hofmann, U. B., Houben, R., Brocker, E. B. & Becker, J. C. Role of matrix metalloproteinases in melanoma cell invasion. *Biochimie* **87**, 307–314 (2005).
91. Abraham, R. *et al.* Identification of MMP-15 as an anti-apoptotic factor in cancer cells. *J. Biol. Chem.* **280**, 34123–34132 (2005).
92. Strand, S. *et al.* Cleavage of CD95 by matrix metalloproteinase-7 induces apoptosis resistance in tumour cells. *Oncogene* **23**, 3732–3736 (2004).
93. Huber, M. A. *et al.* NF-κB is essential for epithelial-mesenchymal transition and metastasis in a model of breast cancer progression. *J. Clin. Invest.* **114**, 569–581 (2004).
94. Chen, Z. F. & Behringer, R. R. Twist is required in head mesenchyme for cranial neural tube morphogenesis. *Genes Dev.* **9**, 686–699 (1995).
95. Yang, J. *et al.* Twist, a master regulator of morphogenesis, plays an essential role in tumor metastasis. *Cell* **117**, 927–939 (2004).
96. Maestro, R. *et al.* Twist is a potential oncogene that inhibits apoptosis. *Genes Dev.* **13**, 2207–2217 (1999).
97. Valsesia-Wittmann, S. *et al.* Oncogenic cooperation between H-Twist and N-Myc overrides failsafe programs in cancer cells. *Cancer Cell* **6**, 625–630 (2004).

References 95, 96 and 97 show the oncogenic properties of H-Twist, highlighting its role as an anti-apoptotic factor (references 96 and 97), and establishing its implication in the metastatic process (reference 95).

98. Puisieux, A., Valsesia-Wittmann, S. & Ansieau, S. A twist for survival and cancer progression. *Br. J. Cancer* **94**,13–17 (2006).
99. Muller, W. J., Sinn, E., Pattengale, P. K., Wallace, R. & Leder, P. Single-step induction of mammary adenocarcinoma in transgenic mice bearing the activated *c-neu* oncogene. *Cell* **54**,105–115 (1988).
100. Greenberg, N. M., *et al.* Prostate cancer in a transgenic mouse. *Proc. Natl Acad. Sci. USA* **92**, 3439–3443 (1995)
101. Sierra, A. Metastases and their microenvironments: linking pathogenesis and therapy. *Drug Resist. Updat.* **8**, 247–257 (2005).
102. Fesik, S. W. Promoting apoptosis as a strategy for cancer drug discovery. *Nature Rev. Cancer* **5**, 876–885 (2005).

Acknowledgements

We thank H. Bilak for text correction, C. Caux for critical reading of the manuscript and B. Bouchet for the development of figures. Work in Mehlen's and Puisieux's laboratories are supported by institutional funds from the Centre National de la Recherche Scientifique (P.M.), Agence Nationale de la Recherche (ANR) (P.M.), Institut national de la santé et de la recherche médicale (A.P.), and Institut National du Cancer (INCA) (P.M. and A.P.), and by grants from the Ligue Nationale Contre le Cancer (P.M. and A.P.), the Association pour la Recherche contre le Cancer (P.M. and A.P.), the Comité Départemental de l'Ain (A.P.) and the National Institute of Health (P.M.).

Competing interests statement

The authors declare no competing financial interests.

DATABASES

The following terms in this article are linked online to:

Entrez Gene: http://www.ncbi.nlm.nih.gov/entrez/query.fcgi?db=gene

BAD | BAX | *BBC3* | BCL2 | BCL-XL | BID | BIM | BMF | caspase-2 | caspase-8 | caspase-9 | CD44 | CD95L | DAPK | DCC | FAK | Fas | *HCCR-2* | HRAS | IAP | IL-12 | IL-18 | IL-2 | MMP15 | MMP2 | MMP3 | MYC | netrin-1 | NKG2D | p53 | periostin | PMAIP1 | TRAIL | Twist-1 | UNC5H1 | UNC5H2 | UNC5H3 | XIAP

National Cancer Institute: http://www.cancer.gov/

colon cancer | breast cancer

Access to this links box is available online.

458 | JUNE 2006 | VOLUME 6 www.nature.com/reviews/cancer

© 2006 Nature Publishing Group

Pharmacoeconomics of Cancer Therapy Page 1 of 14

Effigy Beaker. Peruvian, Sicán, Lambayeque, c. 950-1250. Gold, 7-3/4" x 7-1/4". Museum of Fine Arts, St. Petersburg, Florida. Gift of Dr. Mark Sheppard.

Pharmacoeconomics of Cancer Therapy

Susan E. Beltz, PharmD, and Gary C. Yee, PharmD, FCCP

Cost analyses of available interventions can help to determine the value of an intervention from several points of view.

Background: *In 1990, annual costs of the diagnosis and treatment of cancer reached nearly $100 billion and currently constitutes approximately 10% of health care expenditures in the United States. As new and often more expensive therapies for cancer treatment become available, the health care decision-maker must consider the cost effectiveness of the therapy.*
Methods: *Key principles of economic analyses and the inherent differences among these analyses are reviewed.*
Results: *While pharmacoeconomic analyses are increasingly being used in treatment decision-making, several issues relating to study design, data collection, and research methods are controversial.*
Conclusions: *Pharmacoeconomics analyses are necessary in the current health care environment, but the assumptions used within the analyses warrant careful evaluation.*

Introduction

As health care expenditures in the United States continue to increase, many involved in the provision of health care are being asked to make difficult decisions concerning new interventions in an environment

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of limited resources. Economic analysis is a tool that determines the value (ie, quality divided by cost) of an intervention and is used by those who are involved in decisions concerning the allocation of limited resources. It can be used to evaluate many types of interventions, including screening and diagnostic tests or procedures and medical or surgical interventions. Pharmacoeconomics refers to the economic analysis of a drug or drug regimen. In simple terms, pharmacoeconomics is a tool to help health care decision-makers determine if a drug is "worth the price." In the following article, we briefly review the economic evaluation of cancer therapies.

Economic Burden of Cancer

The economic burden of cancer is considerable and is a growing concern to purchasers and payers. The National Cancer Institute (NCI) estimates that the overall annual costs of cancer diagnosis and treatment was nearly $100 billion in 1990, a figure that includes $27 billion for direct medical costs, $10 billion for morbidity costs (cost of lost productivity), and $59 billion for mortality costs.[1] More recent estimates suggest that the direct medical costs of cancer in the United States represent approximately 10% of all health care expenditures, or about $100 billion each year.[2]

Several new cancer therapies have been marketed in the past few years (Table 1), and numerous promising drugs are being developed that offer hope for cancer patients. For example, trastuzumab (Herceptin [Genentech, Inc, San Francisco, Calif]) is a monoclonal antibody that shows promise in the treatment of metastatic breast cancer in the subset of women who overexpress the HER2 (human epidermal growth factor 2) oncogene. Two thrombopoietic growth factors are also being developed: thrombopoietin (TPO) and pegylated megakaryocyte growth and development factor (peg-rhMGDF). The availability of some of these new therapies is related in part to new initiatives by the Food and Drug Administration (FDA) to improve patient access to promising therapies. Historically, prior to drug approval, the FDA has required that a manufacturer of a pharmaceutical with antineoplastic activity prove that the agent demonstrate reasonable safety, efficacy, and improvements in survival time or quality of life. Unfortunately, this system often delayed access to potentially life-saving therapies and occasionally forced American cancer patients to seek alternative therapies available only outside the United States. In response to these concerns, the FDA announced in 1996 an initiative to accelerate the approval process. This initiative allows the FDA to now approve a new pharmaceutical based on objective evidence of tumor shrinkage and permits the manufacturer to provide additional evidence of increased survival and/or improved quality of life associated with that therapy after the marketing of the drug.

Table 1. -- Recently Approved New Drugs Used in the Treatment of Cancer

Drug	Tradename	FDA-Approved Indication	Approval Date
Amifostine	Ethyol	Prevention of cisplatin-induced nephrotoxicity	Dec 1995
Capcitabine	Xeloda	Treatment of breast carcinoma	April 1998
Carmustine implant	Gliadel	Treatment of glioblastoma	Sept 1996
Dexrazoxane	Zinecard	Prevention of anthracycline-induced cardiomyopathy	May 1995
Dolasetron	Anzemet	Chemotherapy-induced nausea and vomiting	Sept 1997
Docetaxel	Taxotere	Treatment of breast carcinoma	May 1996
Irinotecan	Camptosar	Treatment of colorectal carcinoma	June 1996
Gemcitabine	Gemzar	Treatment of pancreatic	May 1996

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		carcinoma	
Oprelvekin	Neumega	Chemotherapy-induced thrombocytopenia	Nov 1997
Rituximab	Rituxan	Treatment of non-Hodgkin's lymphoma	Nov 1997
Topotecan	Hycamtin	Treatment of ovarian cancer	May 1996
Tretinoin	Vesanoid	Treatment of acute promyelocytic leukemia	Nov 1995
Vinorelbine	Navelbine	Treatment of non-small cell lung cancer	Dec 1994

The availability of new and often expensive therapies presents health care decision-makers with the challenge of determining the value of the new agents. The Health Services Research Committee of the American Society of Clinical Oncology (ASCO) recognizes patient outcomes, particularly survival and quality of life, as important considerations in assessing the role of a particular therapy.[3] The Committee also included cost effectiveness as an important outcome to consider, particularly when the benefits of treatment are modest or the costs are high. These cost-effectiveness analyses can provide oncologists, payers, and purchasers with a reference point from which to compare the value of different cancer therapies as well as the value compared to other medical treatments.

Pharmacoeconomic Studies

Economic analysis is a tool to determine the value of a specific drug or drug regimen. These analyses are particularly important for expensive agents that can add considerable cost to overall treatment costs. Few economic analyses of drugs used to treat cancer have been conducted, and even fewer have been published.[4] Following is a discussion of key principles of economic analyses and a review of selected published pharmacoeconomic studies. Reviews of principles of economic evaluation are published elsewhere.[5-7]

Perspective

The perspective (point of view) of the analysis is important because it determines the types of costs included, the cost of each resource unit, and, in some instances, which measures of outcomes are included. The costs of care generally fall into two categories: (1) health care resources (also referred to as direct medical costs) and (2) patient and family resources.

The health care resources consumed include the costs of providing that intervention -- hospitalization, physician visits, procedures, laboratory tests, nursing home visits, drugs, etc. It includes both fixed (or overhead) and variable costs. Patient and family resources consumed include any out-of-pocket expenses incurred by the patient, family members, or other caregivers, such as transportation costs, meals, and housing, and the value of their time, including the value of time of the patient seeking and receiving medical care or of family members serving as caregivers. The time lost could be from either leisure activities or work.

The societal perspective is the broadest, and studies conducted from this perspective usually include all costs, regardless of who incurs them. Some economic analyses may state that the analysis is conducted from a societal perspective but then omit the cost of patient or family resources consumed. Although the societal perspective is recommended by the Public Health Service Panel on Cost-Effectiveness Studies,[7] most studies are not conducted from this perspective because of the difficulty (and expense) associated

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with measurement of costs other than direct medical costs.

Most studies are conducted from the payer or provider perspective, a perspective that usually includes only direct medical costs. Studies conducted from a provider perspective should be analyzed carefully because they often include only those consumed by that provider rather than all health care resources consumed. For example, studies conducted from the hospital perspective may not include professional fees, outpatient services, or prescription drugs dispensed outside of the hospital. As health care becomes more integrated, however, institutions will increasingly be asked to pay for all of the medical costs of cancer therapy, including supportive care (growth factors, antiemetics, etc). When a payer perspective is used, it is important to understand the differences between various payers. Because cancer is primarily a disease of older adults, Medicare is a major payer of cancer care in the United States. Therefore, many economic evaluations of new cancer therapies use cost estimates from Medicare data. For more than a decade, Medicare has paid a fixed amount for a hospitalization based on the diagnosis-related group. If a study is conducted from a payer perspective, and that payer pays a fixed amount per hospitalization, any changes in the costs that the provider incurred in caring for that patient would not affect payer costs. However, those changes could determine the amount of the profit or loss that the provider incurs in providing care for that patient.

It is important to recognize that outpatient drug costs may not be included in studies conducted from some perspectives. For example, only a portion of outpatient drug costs would be included in studies analyzed from a hospital or health system perspective because many patients obtain their drugs from their local community pharmacy. Furthermore, traditional fee-for-service Medicare does not reimburse for the cost of most orally administered drugs.

Costs

The perspective of the study determines the types of costs included and the cost for each resource unit. Many issues should be considered when costs are calculated, including the method used to calculate costs, whether costs and benefits were discounted, and whether all relevant costs are included. The length of the study period, or time horizon, should be considered, particularly for interventions such as high-dose chemotherapy with stem cell rescue where most of the costs are accrued "up front" but the benefits are experienced over a lifetime. Although charges and costs are often used interchangeably, they are clearly not the same.[8] Charges are inflated from actual cost and are not comparable among providers. They are based on other factors such as accounting methodology, payer mix, and bad debt and are designed to maximize revenues. Charges can be used as a proxy for costs when all patients are treated in the same institution by the same group of physicians and when a uniform billing system is used. Actual charges should not be used as a proxy for costs in multicenter trials because charges for the same resource vary widely among institutions.

Most published economic analyses are conducted from either a provider or payer perspective. A payer's cost is the amount paid to the provider (eg, hospital, physician) for providing the service. That amount can vary by payer. For example, a managed care organization may pay a different amount than Medicare pays for the same intervention. Studies conducted from a provider perspective require that the actual cost of providing that service be included. Many institutions, however, either do not know or are unwilling to share their actual costs. Provider costs vary among different regions of the United States and also among different health care systems in the same region. Many studies use the institution's Medicare cost-to-charge ratio to estimate cost. Measurement of the actual cost of physician services can be difficult; how is the actual cost of a physician's time calculated in an academic medical center where the physician spends time in patient care, research, and teaching? In addition, physicians in private practice also must include overhead expenses into their actual costs.

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Several different methods can be used to calculate cost. For studies analyzed from a provider perspective, the institution's Medicare cost-to-charge ratio is commonly used. Alternatively, one can use a cost accounting method to calculate provider cost. The institution's cost-to-charge ratio is based on a number of factors such as the utilization rate of equipment used for a specific procedure, the payer mix, and reimbursement policies for that procedure. Some payers limit treatment to selected centers ("centers of excellence") to decrease costs and to ensure quality. As centers treat more patients, the utilization rate of equipment increases. Thus, these fixed costs are spread out over a larger number of patients, which increases the efficiency of those centers. In addition, allocation of overhead varies from hospital to hospital and may not be indicative of actual resource use.

Two methods are generally used to calculate costs for studies analyzed from a payer perspective. One widely used method is to collect resource units (hospital days, ICU days, etc) and convert them to costs by multiplying each unit by the amount reimbursed by a payer. When the payer is Medicare, data can be obtained from the Health Care Financing Administration (ie, MEDPAR). For nongovernment payers, data can be obtained from the payers themselves, from providers, or from health care information companies. Another method is to use the actual amount reimbursed (based on bills), which can vary depending on the payer.

The study should include all relevant costs appropriate for that specific perspective. Studies analyzed from a hospital or health-system perspective often do not include the cost of physician visits or outpatient care provided after patients are discharged from the treatment center. When not all costs are included, the impact of these omissions on the results of the study should be considered.

Once costs have been determined, it may be necessary to adjust costs and benefits to present value -- a procedure referred to as *discounting*. Costs and benefits need to be discounted if the time horizon of the study is longer than one year. All values must be in the same time period to compare alternatives. This incorporates the economic concept of *time preference*. Briefly, this concept states that, even in a world with zero inflation and no bank interest, most individuals would prefer to receive a benefit earlier or to incur a cost later because it gives the individual more options. If the costs or benefits are incurred or accrued more than one year in the future, then they need to be adjusted to present value. Various methods can be used for this adjustment, including the institution's yearly charge inflation rate, rate of inflation as estimated by the Consumer Price Index for Hospitalization Costs, or Consumer Price Indices for Medical Care. Many studies use a discount rate of 5%, although the recently published Public Health Service guidelines recommend that a discount rate of 3% be used.[7]

Study Types

An understanding of the different types of economic analyses is important because many studies do not correctly use economic terms.[9]

Cost-Minimization Analysis

The simplest form of economic analysis is the cost-minimization analysis. In this type of study, costs are expressed in monetary units (eg, dollars), and patient outcome is assumed to be the same in both groups. Thus, a cost-minimization analysis is actually a special form of cost-effectiveness analysis where the consequences of the alternatives being compared are equivalent. The objective of this type of analysis is to identify the least expensive alternative.

Cost-Effectiveness Analysis

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In a cost-effectiveness analysis, costs are expressed in the numerator in monetary units (eg, dollars), and effectiveness is expressed in the denominator in some unit of effectiveness. The units are usually the same as those clinical outcomes used to measure effectiveness in clinical trials or practice. When comparing two or more alternative interventions, the analyst will select a common clinical outcome.

A disadvantage in a cost-effectiveness analysis is that a comparison of results is difficult when effectiveness is expressed in different units. As a result, medical interventions used to treat different diseases often cannot be compared with each other when decision-makers are trying to allocate resources. This can be particularly problematic when the interventions do not prolong life. When the intervention prolongs life, the most appropriate measure is life-years gained or saved. For example, when comparing two alternative cancer therapies, the difference in survival between the two therapies is often the focus of interest. In that situation, investigators involved in the economic evaluation determine the differences in average cost and survival (average number of life-years gained or saved) between the two interventions. The differences in cost and survival between the two interventions is expressed as a cost-effectiveness ratio, with the difference in cost in the numerator and the difference in survival in the denominator.

Health care decision-makers can use cost-effectiveness analyses to compare different interventions to determine which intervention will result in the most life-years gained for a given dollar value. However, even this approach has its limitations because it does not incorporate all aspects that may be important to the physician and the patient such as utility (ie, patient preference).

Cost-Utility Analysis

Cost-utility analysis is a specific type of cost-effectiveness analysis in which utility is measured and the units of effectiveness are quality-adjusted life-years (QALYs). The major advantage of using QALY as an outcome measure is that it incorporates changes in both quantity (mortality) *and* quality (morbidity) of life. With this type of analysis, new therapies that greatly reduce morbidity can increase the number of QALYs even without an increase in survival time. The major disadvantage of cost-utility analyses is that utility data are not usually collected in clinical trials because of the additional costs of the data collection and the complex nature of the methods used in utility assessments.

Utility scores measure the strength of a patient's preference for a given health state or outcome.[10,11] Although *values*, *preferences*, and *utilities* are terms that are often used interchangeably, values reflect preferences without risk (or uncertainty), while utilities reflect preferences with risk. The utility approach assigns numerical values on a scale from 0 (death) to 1 (optimal or "perfect" health). It provides a single number that summarizes all of health-related quality of life; some researchers have described utility as a global measure of health-related quality.

Several techniques can be used in utility assessment. Two techniques derived from utility theory are standard gamble and time tradeoff. Because of their complexity, some researchers prefer to use rating scales and multi-attribute techniques to measure patient preferences. Examples of generic preference-based approaches include the Health Utilities Index, Quality of Well-Being Scale, and Disability/Distress Index. Utility approaches are particularly useful in pharmacoeconomic studies because they provide a single summary score of the net change in health-related quality of life -- the gains from the positive effects of treatment minus the burden of adverse effects.

Cost-utility analysis is a valuable technique to evaluate new chemotherapeutic regimens that offer some treatment benefit but do not prolong survival in comparison with other therapeutic options. This type of analysis is particularly important with cancer therapies because they are often associated with potentially serious or intolerable adverse effects. Cost-utility analysis is also attractive because it is

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similar to the approach that many oncologists use when discussing treatment options with their patients. Tradeoffs between the *potential* benefits of treatment vs the burdens of treatment-related adverse effects are always considered by both the patient and oncologist in decisions concerning treatment.

Cost-Benefit Analysis

In a cost-benefit analysis, both cost and benefits are expressed in the same units, usually monetary units (eg, dollars). In a cost-benefit analysis, all health benefits such as disability days avoided, life-years gained, and medical complications avoided would be translated into monetary units. While theoretically attractive, it is often difficult to determine the cost of health benefits in a cost-benefit analysis. For example, what dollar value is assigned to a life-year gained for a homeless person or a homemaker? This type of analysis is therefore not widely used in the economic analysis of drugs or technology.

Interpretation of Pharmacoeconomic Studies

Interventions do not have to be cost saving (ie, reduce health care cost) to be cost effective. Most medical interventions that are of benefit will increase cost. When an intervention is considered to be cost effective, it implies that the therapeutic benefit of that intervention is worth the cost.

Since economic analyses are often used to assist decision-makers in making policy decisions concerning adoption of that technology in a population, there must be some consensus as to what constitutes a "cost-effective intervention." In the United States, interventions that prolong life and have a cost-effectiveness ratio in the range of $50,000 per life year gained are generally considered to be cost effective. This value of $50,000 is considered by many experts as a societal benchmark because it represents the additional cost of dialysis (covered by Medicare) compared with no treatment in patients with end-stage renal disease.

Pharmacoeconomic studies must be critically analyzed because of the nature of economic analyses and because most studies are funded by the pharmaceutical industry. Table 2 shows a checklist that can be used to assess economic evaluations. Most economic evaluations use data from multiple sources, require that many assumptions be made, and use some modeling. As a result, investigators may influence the study design, data sources, or underlying assumptions in order to achieve results that are positive for the sponsor's product.[12] Because decision-makers often lack the necessary knowledge and background to critically analyze pharmacoeconomic studies, the results of studies that are scientifically flawed or biased are sometimes used to make decisions or policies. Because of the perceptions of bias, some journals have specific policies for publication of pharmacoeconomic studies.[13]

Table 2. -- Checklist for Assessing Economic Evaluations
1. Was a well-defined question posed in answerable form?
2. Was a comprehensive description of the competing alternatives given (ie, can you tell who did what to whom, where, and how often)?
3. Was the effectiveness of the programs or services established?
4. Were all the important and relevant costs and consequences for each alternative identified?
5. Were costs and consequences measured accurately in appropriate physical units (eg, hours of nursing time, number of physician visits, lost work-days, gained life-years)?
6. Were costs and consequences valued credibly?
7. Were costs and consequences adjusted for differential timing?

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8. Was an incremental analysis of costs and consequences of alternatives performed?
9. Was allowance made for uncertainty in the estimates of costs and consequences?
10. Did the presentation and discussion of study results include all issues of concern to users?
Adapted from Drummond et al.[5]

Economic analyses usually compare two or more interventions. In many analyses, the investigators select the "comparator" and make assumptions concerning clinical practices. The comparator and the assumptions in the study must be carefully evaluated. For example, treatment with a new anticancer drug may be reported as cost effective when compared with best supportive care. In the United States, however, best supportive care is not usually the community standard because most patients expect or demand some form of therapy. The most appropriate comparator to use in most analyses is another anticancer drug or drug regimen. Similarly, it is important to carefully evaluate other assumptions in the analysis, such as drug dose, dose schedule, duration of infusion, and use of supportive care drugs (eg, antiemetics and growth factors).

For pharmacoeconomic studies that use economic modeling, it is important not only to ensure that the study includes a sensitivity analysis, but also to carefully evaluate that analysis. A sensitivity analysis tests the robustness of the results by modifying the assumptions in various scenarios. Sensitivity analysis allows the analyst to ask a variety of "what if" questions, which is important for economic analyses due to the many assumptions that often have to be made. It identifies the variables that drive the analysis. More confidence is given to a conclusion that is "robust" when subjected to different scenarios.

For economic analyses of new drugs, the acquisition cost of the new drug can be varied in the sensitivity analysis. Since the acquisition cost varies considerably, many pharmacoeconomic studies use the average wholesale price, which is usually higher than the actual acquisition cost. If the drug is investigational, the analyst can evaluate the effect of different acquisition costs on the results.

Sensitivity analysis also allows the analyst to determine the cost-effectiveness of a new drug or intervention in different subsets of patients. Health care decision-makers use this type of analysis to determine which patients should receive the new drug or intervention.

Economic Evaluation of Cancer Treatment

Clinical oncology researchers and the FDA have traditionally demanded objective evidence of antitumor response for new cancer therapies. We often assume that cancer patients have the same preferences as the health care professionals caring for them -- that they value cure more highly than prolonged survival and value prolonged survival more highly than tumor shrinkage (Figure). Even if we assume that cancer patients would value prolonged survival over tumor shrinkage, we do not know how *much* more they would value one outcome over another. Although relief of symptoms clearly has a beneficial impact on a patient's health-related quality of life, we do not know how patients would value relief of symptoms as a therapeutic goal as compared with more objective endpoints, such as tumor shrinkage or prolonged survival. In one study conducted in the United Kingdom, many cancer patients were willing to accept the adverse effects associated with an intensive chemotherapy regimen for the potential benefit of relief of symptoms.[14] In contrast, only a small percentage of the individuals without cancer (control group), oncology nurses, general practitioners, or oncology physicians were willing to accept that treatment under the identical scenario. We also do not know what factors influence those preferences. For example, we expect that the severity of the treatment-related toxicities would influence

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cancer patient's preferences for a specific therapy. Similarly, we expect that the magnitude of the treatment benefit, such as the degree of tumor shrinkage or the duration of the survival benefit, would influence a patient's preferences.

Endpoint
Patient Preference
Relief of symptoms
Low?
Tumor shrinkage:
Partial response
Complete response
Prolonged survival:
Progression-free survival
Disease-free survival
Overall survival
Cure
High

Patient preferences for treatment outcomes in oncology.

Cost-Minimization Analyses

Cost-minimization analyses are useful when a drug reduces the risk of a clinical event associated with significant resource utilization, such as febrile neutropenia. The additional cost are the costs of the more expensive drug (or drug regimen), drug administration, drug monitoring, adverse effects, etc, and the benefits are the "downstream" cost savings (sometimes referred to as costs offsets) associated with fewer clinical events.

Cost-minimization analyses have been conducted to evaluate the economic benefit of filgrastim-mobilized peripheral-blood progenitor-cell (PBPC) transplantation over autologous bone marrow transplantation (ABMT). These studies show that the high initial cost of growth factors for PBPC mobilization are more than offset by the "downstream" cost savings that result from shorter hospital stay and decreased use of health care resources such as drugs, blood products, physician visits, hyperalimentation, and laboratory and diagnostic tests.

Several clinical trials have reported that hematopoietic recovery, particularly platelet recovery, is more rapid in patients who receive PBPC transplants than in those who have undergone ABMT.[15,16] A concurrent economic analysis was performed prospectively as part of one of these studies.[17] Resource utilization data were converted to costs based on the cost of each resource unit at an academic medical center in the United States. The analysis divided treatment into three phases: (1) stem cell collection, (2) high-dose chemotherapy (HDC) administration, and (3) recovery until discharge. The total cost included all direct medical costs of HDC, beginning with the cost of stem cell collection and continuing until patients were discharged after the initial hospital stay. Overall, the total cost of HDC was $14,000 less in the PBPC group than in the ABMT group. Most of the cost savings occurred during the hospitalization phase ($10,740 less in the PBPC group), which was primarily related to the more rapid hematologic recovery in the PBPC arm. Furthermore, a shorter hospital course resulted in savings due to decreased use of drugs, blood products, physician visits, hyperalimentation, and laboratory and diagnostic tests.

Cost-Effectiveness Analyses

Cost-effectiveness analyses are useful in evaluating various therapeutic modalities that prolong survival in patients with cancer (Table 3). In the treatment of breast cancer, cost-effectiveness analyses have evaluated the role of adjuvant therapy in various subgroups of women and the role of HDC in women with metastatic disease.

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Table 3. -- Cost-Effectiveness of Cancer Treatment[4,18-22]	
Intervention	**Incremental CE Ratio***
Autologous bone marrow transplantation vs standard chemotherapy for limited metastatic breast cancer	116,000
Adjuvant tamoxifen for early-stage breast cancer (premenopausal ER- woman)	57,000-214,000
Adjuvant chemotherapy for early-stage breast cancer (75-year-old woman)	44,000
Adjuvant interferon alfa-2b for high-risk malignant melanoma	32,600
Autologous bone marrow transplantation vs salvage chemotherapy for Hodgkin's disease (second relapse only)	26,200
Paclitaxel + cisplatin vs cyclophosphamide + cisplatin for advanced ovarian cancer	21,222
Vinorelbine + cisplatin vs vindesine + cisplatin for non-small cell lung cancer	15,500
Adjuvant chemotherapy vs no treatment for node-negative, early-stage breast cancer (45-year-old woman)	15,400
Adjuvant chemotherapy vs no treatment for early-stage breast cancer (45-year-old woman)	4,900
* Cost-effectiveness (CE) ratio is expressed as dollars (US) per life year gained or quality-adjusted life year.	

In 1991, Hillner and Smith[18] evaluated the cost effectiveness of adjuvant chemotherapy in women with node-negative breast cancer. The analysis was initiated based on a Clinical Alert in 1988 by the NCI that stated that "chemotherapy can have a meaningful impact on the natural history of node-negative breast cancer patients." This statement was interpreted by many clinicians at the time as a recommendation for adjuvant therapy in these women. Implementation of this approach was estimated to cost $338 million for the entire group of such patients in the United States. Using the best data available in 1989, the investigators developed a decision analytic model that incorporated the natural history of node-negative breast cancer, effect and toxicity of chemotherapy, and costs of treatment. In the hypothetical cohort, the patient was either a 45-year-old woman or a 60-year-old woman who had undergone surgery for stage I or II breast cancer that was node negative and estrogen-receptor negative. Using a five-year time horizon, the authors estimated that the cost-effectiveness ratio for adjuvant chemotherapy was $15,400 per QALY in the 45-year-old cohort and $18,800 per QALY in the 60-year-old cohort.

HDC with autologous hematopoietic stem cell rescue has become a widely utilized treatment option for many women with breast cancer and has been associated with increased long-term survival. Unfortunately, this procedure is expensive with estimated charges ranging between $75,000 and $150,000 for ABMT. As a result, insurers are sometimes reluctant to approve payment for HDC, often claiming that the therapy is experimental. In an effort to assist policy-makers with their decision to cover the cost of HDC, Hillner and colleagues[19] published a cost-effectiveness analysis. The researchers developed a decision analysis model that compared HDC with ABMT vs standard-dose chemotherapy in an attempt to determine the optimal approach for treatment of early metastatic breast cancer and the associated cost effectiveness. The cost effectiveness of HDC with ABMT depends on the magnitude of the difference in survival. If the difference is small (eg, only a few months), HDC is not likely to be cost effective. However, if the difference is large and if there is evidence of a survival plateau (which may indicate that some patients have been cured), HDC is likely to be cost effective and may even be considered the treatment of choice. The hypothetical cohort in the analysis was a 45-year-old patient with

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stage IV breast cancer. She was unresponsive to hormonal therapy and had no bone marrow involvement or comorbidities. The cost of HDC was estimated to be more than $50,000 higher than that of standard chemotherapy ($89,700 vs $36,100). On the basis of a review of the medical literature, the authors concluded that the average survival benefit with HDC was 6.0 months (5-year time horizon). The incremental cost-effectiveness ratio of HDC was $115,800 per life-year gained (5-year time horizon, costs and benefits discounted at 5%). The model was sensitive to assumptions about long-term survival. When a survival tail was assumed (patients who were free of disease at 5 years would have a normal life expectancy), the incremental cost-effectiveness ratio decreased to $28,600 per life-year gained.

The costs of HDC in this analysis were estimated from charges for a small number of patients treated at their medical center in 1990, before hematopoietic growth factors were commercially available and PBPCs were widely used. They also analyzed how the cost-effectiveness ratio would change with routine administration of hematopoietic growth factors and PBPC transplantation. For this analysis, the researchers made three assumptions: the duration of hospitalization would decrease from 40 to 30 days, the total cost of HDC would decrease to $60,000, and the treatment-related mortality rate would decrease to 3%. It is important to note that with the routine use of growth factors and PBPCs, all three assumptions are true today. With these assumptions considered, the incremental cost-effectiveness ratio would decrease from $115,800 to $48,700 per life-year gained, even without changes in the average survival benefit.

Cost-effectiveness analyses can also determine the value of an intervention when long-term survival or cure is not an anticipated outcome (Table 3). Examples of these interventions include vinorelbine in non-small-cell lung cancer,[20] paclitaxel and cisplatin in recurrent epithelial ovarian carcinoma,[21] and adjuvant interferon alfa-2b in high-risk malignant melanoma.[22]

Cost-Utility Analyses

Although cost-utility analyses are valuable techniques to evaluate new chemotherapeutic regimens, few such analyses have been published. Hutton et al[23] recently reported a cost-utility analysis of taxanes in anthracycline-resistant metastatic breast cancer. In the hypothetical cohort, the patient had failed to respond to adjuvant therapy and had progressed after a median of six months following salvage therapy with an anthracycline-based regimen such as cyclophosphamide, doxorubicin, and fluorouracil. The authors used a decision analytic model to evaluate the pharmacoeconomics of docetaxel vs paclitaxel in patients with anthracycline-resistant recurrent metastatic breast cancer. Costs and practices were based on those in the United Kingdom. Utility scores were obtained from surveys of more than 100 oncology nurses who acted as proxies for the patients in five different countries. Table 4 shows the utility scores for the different health states. Although the cost of docetaxel therapy was slightly higher than that of paclitaxel therapy, docetaxel treatment was associated with a gain of 0.0905 QALY per patient, which is equivalent to 33 days of perfect health. The incremental cost-utility ratio of docetaxel as compared with paclitaxel was estimated to be less than $5,000 (in US dollars, after conversion from British pounds) per QALY.

Table 4. -- Utility Scores of Core Health States in Metastatic Breast Cancer

Health State	Utilities (International)	Utilities (UK only)
Partial response	0.81	0.84
Partial response plus severe peripheral edema	0.75	0.78
Stable disease	0.62	0.62
Before commencement of second line therapy	0.59	0.56

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Partial response plus severe peripheral neuropathy	0.53	0.62
Progressive disease	0.41	0.33
Sepsis	0.20	0.16
Terminal disease	0.16	0.13
From Hutton J, Brown R, Borrowitz M, et al. A new decision model for cost-utility comparisons of chemotherapy in recurrent metastatic breast cancer. *PharmacoEconomics*. 1996;9(suppl 2):8-22. Reprinted with permission.		

Conclusions

Pharmacoeconomics is a tool to determine the value of drugs. Although the results of economic analyses are being increasingly used by decision-makers, many issues concerning study design, data collection, and other research methods are controversial, and most health-care professionals have had little or no formal training in economic analysis. In addition, there is concern about the potential for bias in the conduct of economic studies. Economic analyses of drugs should be carefully and critically evaluated to determine the relevance of the study to a specific situation (Table 2).

Dr. Yee has received honoraria from Amgen, Inc, Rhône-Poulenc Rorer, S.A., and Bristol-Myers Squibb Co.

References

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2. Market evolution continues: strategies for effective change. San Diego, Calif, October 28-29, 1996. University Hospital Consortium.

3. American Society of Clinical Oncology. Outcomes of cancer treatment for technology assessment and cancer treatment guidelines. *J Clin Oncol*. 1996;14:671-679.

4. Smith TJ, Hillner BE, Desch CE. Efficacy and cost-effectiveness of cancer treatment: rational allocation of resources based on decision analysis. *J Natl Cancer Inst*. 1993;85:1460-1474.

5. Drummond MF, O'Brien B, Stoddard GL, et al. *Methods for the Economic Evaluation of Health Care Programmes.* 2nd ed. New York, NY: Oxford University Press; 1997.

6. Bootman JL, Townsend RJ, McGhan WF, eds. *Principles of Pharmacoeconomics*. 2nd ed. Cincinnati, Oh: Harvey Whitney Books Co; 1996.

7. Gold MR, Siegel JE, Russell LB. *Cost-Effectiveness in Health and Medicine*. New York, NY: Oxford University Press; 1996.

8. Finkler SA. The distinction between cost and charges. *Ann Intern Med*. 1982;96:102-109.

9. Doubilet P, Weinstein MC, McNeil BJ. Use and misuse of the term "cost effective" in medicine. *N Engl J Med*. 1986;314:253-256.

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10. Torrance GW. Measurements of health state utilities for economic appraisal: a review. *J Health Econ.* 1986;5:1-30.

11. Torrance GW. Utility approach to measuring health-related quality of life. J Chron Dis. 1987;40:593-603.

12. Hillman AL, Eisenberg JM, Pauly MV, et al. Avoiding bias in the conduct and reporting of cost-effectiveness research sponsored by pharmaceutical companies. *N Engl J Med.* 1991;324:1362-1365.

13. Kassirer JP, Angell M. The journal's policy on cost-effectiveness analyses. N Engl J Med. 1994;331:669-670.

14. Slevin ML, Stubbs L, Plant HJ, et al. Attitudes to chemotherapy: comparing views of patients with cancer with those of doctors, nurses, and general public. *BMJ.* 1990;300:1458-1460.

15. Schmitz N, Linch DC, Dreger P, et al. Randomised trial of filgrastim-mobilised peripheral blood progenitor cell transplantation versus autologous bone-marrow transplantation in lymphoma patients. *Lancet*. 1996;347:353-357.

16. Hartmann O, Corroller AG, Blaise D, et al. Peripheral blood stem cell and bone marrow transplantation for solid tumors and lymphomas: hematologic recovery and costs. A randomized, controlled trial. *Ann Intern Med.* 1997;126:600-607.

17. Smith TJ, Hillner BE, Schmitz N, et al. Economic analysis of a randomized clinical trial to compare filgrastim-mobilized peripheral-blood progenitor-cell transplantation and autologous bone marrow transplantation in patients with Hodgkin's and non-Hodgkin's lymphoma. *J Clin Oncol*. 1997;15:5-10.

18. Hillner BE, Smith TJ. Efficacy and cost effectiveness of adjuvant chemotherapy in women with node-negative breast cancer. A decision-analysis model. *N Engl J Med.* 1991;324:160-168.

19. Hillner BE, Smith TJ, Desch CE. Efficacy and cost-effectiveness of autologous bone marrow transplantation in metastatic breast cancer. Estimates using decision analysis while awaiting clinical trial results. *JAMA*. 1992;267:2055-2061.

20. Smith TJ, Hillner BE, Neighbors DM, et al. Economic evaluation of a randomized clinical trial comparing vinorelbine, vinorelbine plus cisplatin, and vindesine plus cisplatin for non-small-cell lung cancer. *J Clin Oncol*. 1995;13:2166-2173.

21. McGuire W, Neugut AI, Arikian S, et al. Analysis of the cost-effectiveness of paclitaxel as alternative combination therapy for advanced ovarian cancer. *J Clin Oncol*. 1997;15:640-645.

22. Hillner BE, Kirkwood JM, Atkins MB, et al. Economic analysis of adjuvant interferon alfa-2b in high-risk melanoma based on projections from Eastern Cooperative Oncology Group 1684. *J Clin Oncol*. 1997;15:2351-2358.

23. Hutton J, Brown R, Borrowitz M, et al. A new decision model for cost-utility comparisons of chemotherapy in recurrent metastatic breast cancer. *PharmacoEconomics*. 1996;9(suppl 2):8-22

From Shands Hospital and the University of Florida College of Pharmacy, Gainesville, Fla. Dr Yee is currently at the University of Nebraska Medical Center, Omaha, Neb.

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Address reprint requests to Gary C. Yee, PharmD, FCCP, at the College of Pharmacy, University of Nebraska Medical Center, 600 South 42nd St, Omaha, NE 68198.

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